UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                   Igen, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    449536101
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                                 (CUSIP Number)

                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 30, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP No. 449536101                            Page 2 of     9       Pages
                                                         -----------
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   1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Four Partners
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   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
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   3
         SEC USE ONLY

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   4
         SOURCE OF FUNDS*

         WC

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   5
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                |_|

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   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                1,288,200
                   -----------------------------------------------------------

                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   -----------------------------------------------------------

      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           1,288,200
                   -----------------------------------------------------------

     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
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11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,288,200
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12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   |_|
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13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%

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14
         TYPE OF REPORTING PERSON*

         PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP NO. 449536101                  13D                   Page 3 of 9 Pages
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Item 1.  Security and Issuer.

                  This Statement amends, supplements and restates in its entirety the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 26, 1995 by Four Partners, a New York general partnership relating to the Common Stock, $.001 par value per share (the "Common Stock"), of Igen, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 16020 Industrial Drive, Gaithersburg, Maryland 20877.

Item 2.  Identity and Background.

                  This statement is being filed by Four Partners, a New York general partnership ("FP"). The principal business of FP is investments. The address of the principal business and the principal office of FP is c/o Thomas
J. Tisch, 667 Madison Avenue, New York, New York 10021. The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP.

                  Set forth below is certain information with respect to Andrew
H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas

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CUSIP NO. 449536101                  13D                   Page 4 of 9 Pages
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J. Tisch (the "Messrs. Tisch"), who are the respective managing trustees of the four partners of FP:

                                                  Present Principal
Name                 Business Address             Occupation
Andrew H. Tisch      667 Madison Avenue           Member, Management Committee,
                     New York, NY  10021          Loews Corporation (a public
                                                  company primarily engaged in
                                                  insurance and tobacco)

Daniel R. Tisch      c/o Mentor Partners, L.P.    General Partner, Mentor
                     499 Park Avenue              Partners L.P.(a partnership
                     New York, NY 10022           engaged in investment
                                                  activities)

James S. Tisch       667 Madison Avenue           President and Chief Operating
                     New York, NY  10021          Officer, Loews Corporation
                                                  (a public company primarily
                                                  engaged in insurance and
                                                  tobacco)

Thomas J. Tisch      667 Madison Avenue           Managing Partner of FLF
                     New York, NY  10021          Associates and Manager of FP
                                                  (partnerships engaged in
                                                  investment activities)

                  The Messrs. Tisch are brothers and are United States citizens.

                  During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a

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CUSIP NO. 449536101                  13D                   Page 5 of 9 Pages
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judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

                  All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $7,107,548.75.

Item 4.     Purpose of Transaction.

                  The securities purchased by FP were purchased solely for investment. FP expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

                  FP has no intention of seeking control of the Issuer, nor does it have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without

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CUSIP NO. 449536101                  13D                   Page 6 of 9 Pages
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limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

                  FP holds 1,288,200 shares, representing 8.6% of the outstanding shares of Common Stock.

                  (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

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CUSIP NO. 449536101                  13D                   Page 7 of 9 Pages
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Name of Beneficial Owner      Amount and Nature of    % of Class Outstanding (1)
------------------------      Beneficial Ownership    -------------------------
                              --------------------
Four Partners                      1,288,200                    8.6%
Andrew H. Tisch 1991 Trust           0 (2)                        0
Daniel R. Tisch 1991 Trust           0 (2)                        0
James S. Tisch 1991 Trust            0 (2)                        0
Thomas J. Tisch 1991 Trust           0 (2)                        0
Andrew H. Tisch                      0 (2)                        0
Daniel R. Tisch                      0 (2)                        0
James S. Tisch                       0 (2)                        0
Thomas J. Tisch                      0 (2)                        0
                                ----------------                 ---
Total                                  1,288,200                 8.6% (2)

      (b) With respect to the persons and entities named in response to paragraph (a) above:

      (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 1,288,200 shares of Common Stock owned by it; and

      (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct

------------------------
(1) The Issuer's 10-Q for the fiscal quarter ended September 30, 1996 indicated that 14,967,519 shares of Common Stock were issued and outstanding.

(2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

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CUSIP NO. 449536101                  13D                   Page 8 of 9 Pages
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the disposition of the 1,288,200 shares of Common Stock owned by FP.

      (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in
Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

Transaction    Date     Security      No.      Price/Share        Market
-----------    ----     --------      ---      -----------        ------
Purchase     12/30/96    Common     455,000       $4.75           NASDAQ
Purchase     1/03/97     Common      25,000       $5.25           NASDAQ


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer. Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. None of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with the Issuer.

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CUSIP NO. 449536101                  13D                   Page 9 of 9 Pages
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Item 7.   Material to be filed as Exhibits.

          None.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


January 8, 1997

                                                FOUR PARTNERS


                                                By s/Thomas J. Tisch
                                                  --------------------
                                                  Thomas J. Tisch
                                                  Manager of Four Partners